SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 26, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Declaration of Quarterly Distribution and Date of Release of Fourth Quarter and Year-End 2008 Results and Conference Call
     On January 26, 2009, Navios Maritime Partners L.P. issued a press release announcing the declaration of a distribution for the quarter ended December 31, 2008. Navios Maritime Partners also announced the date and time of a conference call to discuss the results of the quarter and year ended December 31, 2008. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: January 27, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 26, 2009